Exhibit 3.1

RESOLUTIONS OF

THE BOARD OF DIRECTORS OF
ROCHESTER MEDICAL CORPORATION

Bylaw Amendment

WHEREAS, Section 2.03 of the Amended and Restated Bylaws (“Bylaws”) of Rochester Medical Corporation (the “Company”) could be read to provide that any special meeting of the Company’s shareholders for the purpose of considering any action to directly or indirectly facilitate or affect a business combination must be called by 25% or more of the voting power of all shares entitled to vote; and

WHEREAS, subject to certain exceptions, the Board of Directors of the Company (the “Board”) is authorized to amend or alter the Company’s Bylaws by a vote of the majority of the Board at any meeting of the Board and the Board desires to amend the Company’s Bylaws to clarify that the condition requiring 25% or more of the voting power of all shares entitled to vote in order for a special meeting of the Company’s shareholders to be called does not apply in cases where a special meeting is called by the president, the treasurer, or two or more directors of the Company.

NOW, THEREFORE, BE IT RESOLVED, that Section 2.03 of the Amended and Restated Bylaws of Rochester Medical Corporation is hereby amended to read in its entirety as follows:

Section 2.03 Special Meetings. Special meetings of the shareholders may be held at any time or for any purpose or purposes and may be called by (i) the president, (ii) the treasurer, (iii) two or more directors or (iv) by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that in the case of (iv), a special meeting for the purpose of considering any action to directly or indirectly facilitate or affect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. A shareholder or shareholders holding the requisite percentage of the voting power of all shares entitled to vote may demand a special meeting of the shareholders by written notice of demand given to the president or treasurer of the corporation and containing the information required by Sections 2.02(c) and 3.02(b), as applicable. Within 30 days after receipt of demand by one of those officers, the board of directors shall cause a special meeting of shareholders to be called and held on notice no later than 90 days after receipt of the demand, at the expense of the corporation. Special meetings shall be held on the date and at the time and place fixed by the president or the board of directors, except that a special meeting called by or at demand of a shareholder or shareholders shall be held in the county where the principal executive office is located. The business transacted at a special meeting shall be limited to the purposes as stated in the notice of the meeting sent pursuant to Section 2.07.

FURTHER RESOLVED, that the Second Amended and Restated Bylaws attached hereto as Annex A are, which incorporate the foregoing amendment, are hereby approved, ratified and confirmed.

Annex A